Exhibit 12.1

Kennametal Inc.

Statement of Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	For the year ended June 30,
	2017	2016	2015	20014	2013
Earnings:
Pre-tax income/(loss) from continuing operations before minority interest	$81,875	$(198,571)	$(387,615)	$228,809	$266,609
Fixed Charges	$37,605	$37,280	$41,266	$43,084	$37,739
Total Earnings / (loss)	$119,480	$(161,291)	$(346,349)	$271,893	$304,348
Fixed Charges:
Interest Expense	$28,842	$27,752	$31,466	$32,451	$27,472
Interest Implicit in rental expense (One Third of rental expense)	$8,763	$9,528	$9,800	$10,633	$10,267
Total fixed charges	$37,605	$37,280	$41,266	$43,084	$37,739
Ratio of Earnings to Fixed Charges	3.2	(1)	(2)	6.3	8.1

(1)	Earnings were insufficient to cover fixed charges by $198.6 million primarily due to loss on divestiture of non-core business and negative market impacts on results of operations, including $275.3 million in pre-tax non-cash asset impairments of $108.5 million, loss of $131.5 million on divestiture of non-core business and other restructuring charges of $35.3 million.
(2)	Earnings were insufficient to cover fixed charges by $387.6 million primarily due to negative market impacts on results of operations, including $582.2 million in pre-tax non-cash asset impairments of $541.7 million and other restructuring charges of $40.5 million.